Exhibit 99.1

ASML reports EUR 3.0 billion sales at 43.7% gross margin in Q3
23 EUV orders reiterate customers' manufacturing plans in Logic and Memory

VELDHOVEN, the Netherlands, October 16, 2019 - today ASML Holding N.V. (ASML) publishes its 2019 third-quarter results.

•	Q3 net sales of EUR 3.0 billion, net income of EUR 627 million, gross margin 43.7%

•	Q3 net bookings of EUR 5.1 billion

•	ASML expects Q4 2019 net sales of around EUR 3.9 billion and a gross margin between 48% and 49%

•	ASML revises its capital return policy to provide for dividend payments on a semi-annual basis, and announces an interim dividend for 2019 of EUR 1.05 per ordinary share

(Figures in millions of euros unless otherwise indicated)	Q2 2019	Q3 2019
Net sales	2,568	2,987
...of which Installed Base Management sales [1]	717	661

New lithography systems sold (units)	41	52
Used lithography systems sold (units)	7	5

Net bookings	2,828	5,111

Gross profit	1,105	1,307
Gross margin (%)	43.0	43.7

Net income	476	627
EPS (basic; in euros)	1.13	1.49

End-quarter cash and cash equivalents and short-term investments	2,335	2,070
(1) Installed Base Management sales equals our net service and field option sales.
Numbers have been rounded for readers' convenience. A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com

CEO statement and outlook
"Our third-quarter sales and the gross margin came in at guidance.
"For the remainder of the year, we expect Logic to continue to be strong, driven by the leading-edge nodes supporting end-market technology and applications such as 5G and artificial intelligence. The timing of Memory recovery remains uncertain.
"We continue to make solid progress in EUV. Customers have introduced their first EUV manufactured devices and we have seen EUV mentioned in product announcements. In the third quarter, we shipped seven EUV systems, three of which were NXE:3400C, our higher productivity model. We received 23 EUV orders in the third quarter which contributes to our highest ever value of bookings in one quarter. This strong order flow confirms the adoption of EUV in high volume manufacturing for Logic and Memory.
"Our overall view for 2019 is essentially unchanged as we continue to see 2019 as a growth year," said ASML President and Chief Executive Officer Peter Wennink.
For the fourth quarter of 2019, ASML expects net sales of around EUR 3.9 billion, and a gross margin between 48% and 49%. ASML also expects R&D costs of around EUR 500 million and SG&A costs of around EUR 135 million. Our estimated annualized effective tax rate is around 7% for 2019.

Interim-dividend
ASML announces that it has revised its capital return policy to provide for dividend payments on a semi-annual basis. ASML's dividend proposals will continue to be subject to the availability of distributable profits or retained earnings and other factors, such as future liquidity requirements.
The interim dividend over 2019 will be EUR 1.05 per ordinary share. The ex-dividend date as well as the fixing date for the EUR/USD conversion will be November 4, 2019 and the record date will be November 5, 2019. The dividend will be made payable on November 15, 2019.
Update share buyback program
In January 2018, ASML announced its intention to purchase up to EUR 2.5 billion of shares, to be executed within the 2018–2019 time frame. ASML intends to cancel these shares after repurchase, with the exception of up to 2.4 million shares, which will be used to cover employee share plans.
Through September 29, 2019, ASML has acquired 8.2 million shares under this program for a total consideration of EUR 1.4 billion. ASML does not expect to purchase the full EUR 2.5 billion of shares within the 2018-2019 time frame.
In line with our policy to return excess cash to shareholders through growing annualized dividends and regularly timed share buybacks, we will decide on a new share buyback program next year.
The current program may be suspended, modified or discontinued at any time. All transactions under this program are published on ASML’s website (www.asml.com/investors) on a weekly basis.

Media Relations contacts	Investor Relations contacts
Monique Mols +31 6 5284 4418	Skip Miller +1 480 235 0934
Sander Hofman +31 6 2381 0214	Marcel Kemp +31 40 268 6494
Brittney Wolff Zatezalo +1 408 483 3207	Peter Cheang +886 3 659 6771

Quarterly video interview, investor and media conference call
With this press release, ASML has published a video interview in which CFO Roger Dassen discusses the Q3 2019 results. This can be viewed on www.asml.com.
A conference call for investors and media will be hosted by CEO Peter Wennink and CFO Roger Dassen on October 16, 2019 at 15:00 Central European Time / 09:00 US Eastern Time. To register for the call and to receive dial-in information, go to www.asml.com/qresultscall. Listen-only access is also available via www.asml.com.

About ASML
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is a world in which semiconductor technology is everywhere and helps to tackle society’s toughest challenges. We contribute to this goal by creating products and services that let chipmakers define the patterns that integrated circuits are made of. We continuously raise the capabilities of our products, enabling our customers to increase the value and reduce the cost of chips. By helping to make chips cheaper and more powerful, we help to make semiconductor technology more attractive for a larger range of products and services, which in turn enables progress in fields such as healthcare, energy, mobility and entertainment. ASML is a multinational company with offices in more than 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 24,700 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.

US GAAP Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets are available on www.asml.com.
The consolidated balance sheets of ASML Holding N.V. as of September 29, 2019, the related consolidated statements of operations and consolidated statements of cash flows for the quarter and nine months ended September 29, 2019 as presented in this press release are unaudited.
Regulated Information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Forward Looking Statements
This document contains statements that are forward-looking, including statements with respect to expected trends, outlook, bookings, financial results and effective tax rate, annual revenue opportunity in 2020 and through 2025 and growth opportunity, expected trends in end markets, products and segments, including memory and logic, expected industry and business environment trends, the expected continuation of Moore’s law and the expectation that EUV will continue to enable Moore’s law and drive long term value for ASML and statements with respect to plans regarding dividends and share buybacks, including the intention to continue to return excess cash to shareholders through a combination of share buybacks and growing annualized dividends and the expected interim dividend and plan to pay any dividend on a semi-annual basis and intention to decide on a new share buyback program in 2020. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions; product demand and semiconductor equipment industry capacity; worldwide demand and manufacturing capacity utilization for semiconductors; the impact of general economic conditions on consumer confidence and demand for our customers’ products; performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products; the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including delays in system production; our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation; availability of raw materials, critical manufacturing equipment and qualified employees; trade environment; changes in exchange and tax rates; available liquidity, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.